Exhibit 21.1
SUBSIDIARIES OF PENUMBRA, INC.

Name of Subsidiary	Jurisdiction of Organization
Penumbra Europe GmbH	Germany
Penumbra Neuro Australia Pty Ltd	Australia
Penumbra Neuro Canada Inc.	Canada
Penumbra Latin America Distribuidora de Equipamentos e Produtos Médicos Ltda.	Brazil
Crossmed S.p.A.	Italy
Penumbra Interventional Therapies UK Ltd.	United Kingdom
Penumbra Singapore Pte. Ltd.	Singapore
Penumbra France SAS	France
Penumbra Japan GK	Japan
Penumbra Israel Ltd	Israel
Penumbra Sweden AB	Sweden
Penumbra Denmark ApS	Denmark
Xtract Medical, Inc.	Delaware
Penumbra Marketing MEA FZE	United Arab Emirates
Penumbra Poland sp. z o.o.	Poland
Penumbra Costa Rica, S.R.L.	Costa Rica